Filed by ChipMOS Technologies (Bermuda) Ltd Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: ChipMOS Technologies Inc. (Commission File No.: 333-209733)

ChipMOS TECHNOLOGIES (Bermuda) LTD. NASDAQ:IMOS Investor Update March 2016

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (“Form F-4”), which contains the proxy statement/prospectus with respect to the proposed merger (the “Merger”) between ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) and ChipMOS Taiwan. ChipMOS Bermuda and ChipMOS Taiwan have filed with the SEC a Schedule 13e-3 transaction statement (“Schedule 13e-3”) with respect to the Merger. The Form F-4 and Schedule 13e-3, as they may be amended from time to time, contain important information about ChipMOS Bermuda and ChipMOS Taiwan, the Merger and related matters including the terms and conditions of the Merger. ChipMOS Bermuda plans to mail to its security holders the proxy statement/prospectus with respect to the Merger following the Form F-4 being declared effective by the SEC and the Schedule 13e-3 being cleared by the SEC. U.S. shareholders of ChipMOS Bermuda are urged to read the Form F-4, Schedule 13e-3, the proxy statement/prospectus and any other documents that have been filed or will be filed with the SEC, including the definitive proxy statement/prospectus in connection with the Merger, or incorporated by reference in the proxy statement/prospectus, carefully before they make any decision at any shareholders’ meeting of ChipMOS Bermuda with respect to the Merger. Copies of documents filed with the SEC by ChipMOS Bermuda and ChipMOS Taiwan, including the Form F-4, proxy statement/prospectus, Schedule 13e-3 and all other documents filed with the SEC in connection with the Merger, will be available free of charge on the U.S. SEC’s website at www.sec.gov. In addition, these documents will be made available, free of charge, to shareholders of ChipMOS Bermuda who make a written request to irene_tsai@chipmos.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION ChipMOS Bermuda, ChipMOS Taiwan and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the ChipMOS Bermuda’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies and information regarding the interests of such potential participants has been set forth in the proxy statement/prospectus and Schedule 13e-3 relating to the Merger filed with the SEC. FORWARD-LOOKING STATEMENTS Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of ChipMOS Bermuda to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in ChipMOS Bermuda’s other filings with the SEC.

ChipMOS Group snapshot Established In:August 2000 Headquarters:Hsinchu, Taiwan Nasdaq Listed: Stock Ticker: IMOS Market Cap.(1): US$ 540.3 million Cash and Cash Equivalents(1): US$ 370.0 million Employees(1): 6,068 Manufacturing footprint in China & Taiwan Shanghai, China ChipMOS Shanghai Hsinchu, Taiwan ChipMOS Taiwan Tainan, Taiwan ChipMOS Taiwan Overview (1) As of December 31, 2015 (2) Thailin was listed on OTC since Oct 2000, and was de-listed in Jun 2015 Key milestones 2007 2000 2011 2014 2010 2015 Acquired LCDD assets of SPIL SPIL became a strategic shareholder of ChipMOS Taiwan Started TCP package for LCD driver semiconductor and 12" wafer assembly and testing business Acquired 100% interest in ChipMOS Taiwan Set up 12” Gold bumping, Cu RDL, MCP, Cu pillar, MCB bumping and WLCSP line Listed ChipMOS Taiwan on TWSE Announced the merger between ChipMOS Taiwan and Thailin Invested in JMC and Ryowa ChipMOS Taiwan merged Thailin(2) Announced private placement with Tsinghua Unigroup 2016 ChipMOS Taiwan announced merger with ChipMOS Bermuda

4 Seasoned management team with deep industry experience Robust technology roadmap to support multiple growth vectors including finger print sensor, MEMS, mixed-signal, power IC 3 Well-positioned to capture the LCD driver & memory outsourcing markets 2 1 Leadership position in the global semiconductor assembly and test market ChipMOS is uniquely positioned, locally and globally, to take advantage of the ever-changing dynamics and technological advances in the industry. ChipMOS – Leading position in the semiconductor assembly and test industry 5 Well-established strategy to maintain strong margin growth during the volatile semiconductor market environment 6 Executing on final phase of corporate structure streamline, which will improve operation and tax efficiencies significantly upon completion Company to clarify/rephrase point #6

Focused on higher margin growth markets Focus on specialty end markets Leading-edge turn-key solutions for high-growth applications Focused core technology drives innovation and cost-savings for customers DRAM Flash (NOR/NAND) LCD Driver Logic/Mixed-Signal Core Technology ChipMOS core technology Revenue breakdown for 2015 By Manufacturing Segments By Products Company to confirm: (i) The revenue breakdowns in the Eng version and the Chinese version are different. Please confirm which version is correct. (ii) Please confirm whether revenue breakdown for 2015 is for ChipMOS Taiwan or Bermuda

Turnkey, high-yield, OSAT partner of choice Offer turn-key solutions for core technology product segments Dedicated OSAT capacity and strategically focused on collaboration-driven growth Leverage current partnerships to capture new customers Targeting mixed-signal and MEMS for expansion Services Provided Product Offering

Well-positioned to capture the LCD driver outsourcing markets Global proliferation of digital broadcasting fosters adoption of LCD TVs Widespread use of LCD drivers in electronic products High resolution / function integration to drive LCD driver growth ChipMOS is one of the major players in the LCD driver bumping and test / assembly market Focused investment in capacity expansion and technology advancement Develop bumping technology for metals (Cu pillar, Cu RDL, MCB) other than gold to enhance competitiveness

UHD (4K2K) LCD TV growth drives COF capacity demand Accelerating market penetration of UHD panel Expected increase in LCDD COF demand UHD Panel LCDD Demand Main Stream Narrow Bezel 42”FHD 1920x1080 SD: 960ch x 6 GD: 360ch x 6 >55”FHD 1920x1080 SD: 720ch x 8 GD: 270ch x 8 or GIP 4K2K 120Hz 55”/65” UHD 4K2K 120Hz 3840x2160 SD: 960ch x 16 GD: 270ch x 24 2004 - 2018 UHD panel growth UHD panel LCDD demand Source: Display Search/ Bernstein(2014/12); Himax( 2013/11) ChipMOS Group to add capacity in Taiwan & Shanghai to capture market growth

Technology roadmap Robust technology roadmap to support multiple growth vectors Technology Roadmap Main application Copper Pillar Advanced Memory WLCSP/Cu RDL Mobile electronics Flip Chip Assembly Mobile electronics Power management Data security 2016 2017 2018 CoW (FC+WLCSP) Fine pitch Pillar (No PI layer pillar) 4P3M(2/3 Metal RDL Layers) 12” Molded WLCSP FCCSP (Copper pillar) FC + wire bond stacked CSP FCCSP (flex film; routable L/F) 3P2M Currently building out capacity to capture market share for high-performance products (e.g., smart phone, tablet, and HD panel) used in growing end markets 12” 3D WLCSP (stacked WLCSP), & 12” molded WLCSP Flip chip for memory and mixed-signal products Multi Cu RDL layers for DRAM & NAND products stacked product requirement High-margin integrated packages such as stacked-die, SiP packages, etc. Focus on biometric identification sensor packaging solution such as FPS

28 Years of industry experience IR officer, head of the finance division, and former head of strategy development, and head of the quality lab in the firm B.S. of Mining and Petroleum Engineering and M.S. and Ph.D. from the School of Mining, Metallurgy, Material Science of National Cheng Kung University ChipMOS Group management team with deep industry experience 32 Years of industry experience Former head of the back-end operation of Mosel Former Chairman of Chantek Former Chairman of AMCT Former board director of Ultima Electronics Corp MBA from Saginaw Valley State University 34 Years of industry experience Former VP of Fibera Former Senior Director at Lam Research Former IBM's Microelectronics Senior Engineer/ Manager M.S. and Ph.D. from the University of Michigan and B.S. of Science from Fu Jen University Shih-Jye CHENG – Chairman & CEO Dr. Shou-Kang CHEN - CFO Dr. David WANG – VP of Strategy & IR Lafair CHO – EVP Steve CHENG – President of U.S. Paul YANG – President of Shanghai 23 Years of industry experience Former President of ThaiLin Former VP of the IC testing of ChipMOS Taiwan Former manager of production material control of Mosel M.S. of Industrial Management from National Cheng Kung University 17 Years of industry experience Former President and CFO of ChipMOS U.S.A. B.S. of Business Banking and Insurance from Feng Chia University 17 Years of industry experience Former VP of Test Production Group Former VP of the deputy assistant and mix-signal test division of ThaiLin M.S of Electrical Engineering from National Cheng Kung University Peter KU– EVP 43 Years of industry experience Former board director of ThaiLin Former President of Shanghai Former VP of ChipMOS Taiwan Former VP of Microchip Taiwan Branch M.S. of Electrical Engineering from National Cheng Kung University

ChipMOS Bemurda’s financial highlights

Financial Snapshot Q3’ 15 Q4’ 15 2015 Net Revenue (US$ MM) $147.2 $145.0 $606.0 Gross Margin (%) 18.1% 19.1% 20.8% Expenses: SG&A (US$ MM) $6.7 $8.6 $27.9 R&D (US$ MM) $5.7 $6.7 $22.8 EBITDA (US$ MM) $38.6 $38.0 $171.1 EPS (US$) - diluted $0.48 $0.07 $1.04 EPS (US$) - basic $0.49 $0.07 $1.05

Healthy business trends and financial leverage Revenue EBITDA Utilization Rate EBITDA Margin Note： The financial information from 2011 – 2012 were prepared in accordance with ROC GAAP (with reconciliation to US GAAP); financial information after 2013 were prepared in accordance with the IFRSs.

Optimal use of capital drives healthy balance sheet Free Cash Flow CAPEX Debt / Cash 21.5% 4.1% (42.9%) (50.8%) (34.4%) % Net Debt (Cash) / Equity Note： The financial information from 2011 – 2012 were prepared in accordance with ROC GAAP (with reconciliation to US GAAP); financial information after 2013 were prepared in accordance with the IFRSs.

Business outlook (as of March 10, 2016) The Company expects 1Q16 revenue to decrease approximately in the low single digits as compared to 4Q15. The Company expects 1Q16 gross margin on a consolidated basis to be in the range of approximately 17% to 21%. The Company anticipates depreciation and amortization expenses for 1Q16 to be approximately US$25 million. Operating expenses are expected to be approximately 9% to 11% of revenues in 1Q16. The Company projects CapEx spending to be approximately US$39 million in 1Q16, with CapEx spending for the full year 2016 to be less than US$129 million. The total number of the Company’s outstanding common shares at the end of 1Q16 is expected to be approximately 27 million. Full year 2016 revenue the Company anticipates to be approximately flat to up in the single digits, as compare to the full year 2015.

ChipMOS Taiwan / ChipMOS Bermuda merger overview

Transaction structure overview Pre-transaction Post-transaction Original ChipMOS Bermuda shareholders (in form of ADSs) Public ChipMOS Taiwan shareholders ChipMOS Taiwan ChipMOS Bermuda shareholders ChipMOS Bermuda ChipMOS Taiwan Public ChipMOS Taiwan shareholders On 21 January 2016, ChipMOS Taiwan entered into an agreement and plan of merger with ChipMOS Bermuda, whereby ChipMOS Bermuda will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger ChipMOS Taiwan will offer cash and American depositary shares (“ADSs”) to ChipMOS Bermuda shareholders as Merger consideration. To facilitate the Merger, ChipMOS Taiwan will establish a U.S. American depositary receipt program and issue new ADSs registered with the SEC and listed on the NASDAQ Post Merger, original ChipMOS Bermuda shareholders will hold approximately 57.7% stake in ChipMOS Taiwan in the form of ADSs 100.0% 58.3% 41.7% Cash and ADSs 57.7% 42.3%

Transaction Overview** Transaction rationale Summary of merger terms Eliminates the holding company discount in the current market trading price of ChipMOS Bermuda shares 3 Reduces operational cost and provides operational and administrative efficiencies in the long term 2 Improves corporate governance, enhances investment flexibility of ChipMOS Group and achieves a more tax efficient ChipMOS Group structure 1 ChipMOS Bermuda shareholders will continue to participate in future earnings or growth of ChipMOS Taiwan 4 Merger Consideration Merger consideration per ChipMOS Bermuda share consists of: Cash: US$3.71 in cash per ChipMOS Bermuda share; AND ADSs: 0.9355 ChipMOS Taiwan ADS per ChipMOS Bermuda share (representing 18.71 ChipMOS Taiwan shares(1)) (1)Each ChipMOS Taiwan ADS represents 20 ChipMOS Taiwan shares ** ChipMOS Taiwan has filed with the SEC a registration statement on Form F-4, and ChipMOS Bermuda and ChipMOS Taiwan have filed with the SEC a Schedule 13e-3, with respect to the Merger. The Form F-4 and Schedule 13e-3, as they may be amended from time to time, contain important information about ChipMOS Bermuda and ChipMOS Taiwan, the Merger and related matters including the terms and conditions of the Merger. Please refer to these filings for information regarding the Merger.

ChipMOS Shanghai project overview

Overview of investment in ChipMOS Shanghai ChipMOS to expand LCD driver assembly / test / bumping capacity in ChipMOS Shanghai per below schedule, by building additional 40% of capacity ChipMOS will use its own cash and bank loan (including NT$12bn syndicated loan under negotiation) to support the capacity expansion Product Line & Revenue 2016 2017 2018 LCDD COF+COG, Mpcs/month 24.0 53.0 92.0 Bumping 8"+12" wafer, pcs 10,000 30,000 50,000 MEMS Assy +Test, Mpcs/month 47.0 53.0 62.0 Revenue*, MUS$ 40.6 118.0 190.0 Margin, % -7.7% 17.0% 21.7% Note：*Estimated revenue and margin including current Memory Ass'y + Test

Tsinghua Unigroup transaction overview

Transaction Overview ChipMOS Taiwan entered into agreement with Tsinghua Unigroup to sell 25% stake in ChipMOS Taiwan for ~NT$12bn through private placement, and entered into a strategic alliance agreement with Tsinghua Unigroup Purchase Price Confirmed NT$40 per common share (equivalent to US$1.2) in cash Shares to be Purchased Confirmed 299,252,000 common shares Representing 25.0%(1) pro-forma shares outstanding post transaction Transaction Valuation NT$12.0bn (equivalent to US$368.3mn) deal value for 25.0%(1) stake in ChipMOS Taiwan Pending Closing Conditions Subject to regulatory approvals in Taiwan Summary of Key Terms Share Subscription Agreement: One representative from Tsinghua Unigroup to be elected as the Director of ChipMOS Taiwan Tsinghua Unigroup not to have control over ChipMOS Taiwan Strategic Alliance Agreement: Tsinghua Unigroup will assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and test services of LCD drivers and other semiconductors in China Tsinghua Unigroup will introduce other potential suppliers, customers and business partners in China to ChipMOS Taiwan Note: FX rate at US$:NT$ = 32.50, as of Dec 11, 2015 (announcement date). (1) Impact of the Merger is not included (2) Pro forma of the Merger and the private placement Post-transaction pro-forma shareholding structure(2) Original ChipMOS Bermuda shareholders (in form of ADSs) Public ChipMOS Taiwan shareholders Tsinghua Unigroup ChipMOS Taiwan 43.1% 31.6% 25.3% Purchaser Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (Tsinghua Unigroup subsidiary)

Company website http://www.chipmos.com